AUDREY L. CHENG

Assistant Vice President, Counsel

Office: (949) 219-3202

Fax: (949) 219-3706

E-mail: Audrey.Cheng@PacificLife.com

December 17, 2015

Via EDGAR

Debbie D. Skeens, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

File Nos. 333-61366 and 811-10385

Dear Ms. Skeens:

This letter is being provided in response to oral comments received from the U.S. Securities and Exchange Commission (“SEC”) staff on November 20, 2015 and December 2, 2015, concerning Post-Effective Amendment (“PEA”) No. 119 to the registration statement of Pacific Funds Series Trust (the “Registrant”) on Form N-1A (including the prospectuses (each, a “Prospectus”), Statement of Additional Information (“SAI”) and Part C), which was filed on October 7, 2015 with the SEC, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”) on behalf of Pacific Funds Large-Cap, Pacific Funds Large-Cap Value, Pacific Funds Small/Mid-Cap, Pacific Funds Small-Cap, Pacific Funds Small-Cap Value and Pacific Funds Small-Cap Growth, each a series of the Registrant (each a “Fund”). Set forth in the numbered paragraphs below are the staff’s comments followed by the Registrant’s responses. Except where otherwise noted, each comment and response applies to all Funds within the applicable Prospectus.

Class A, C, Advisor and Investor Class Prospectus

1.	Comment: The Prospectuses to be included in the Registrant’s next filing, which can be made pursuant to Rule 485(b) under the 1933 Act (the “Rule 485(b) Prospectuses”), should not include performance information of the Predecessor Funds if they are filed before January 1, 2016, given that the Predecessor Funds will not yet have a full calendar year of performance at that time.

Response: The Registrant expects to file the Rule 485(b) Prospectuses before January 1, 2016. Accordingly, the bar chart, average annual total returns table and the disclosure in the “Performance” section relating to the bar chart and average annual total returns table for each Fund that was disclosed in PEA No. 119 will be removed in the Rule 485(b) Prospectuses. As discussed, the template for this performance information, which was included in PEA No. 119, was included by the Registrant for the benefit of the SEC staff, to provide an opportunity for advance review and comment on the presentation the Registrant proposed to utilize once one full calendar year of performance information becomes available.

Debbie D. Skeens, Esq.

December 17, 2015

Once one full calendar year of performance information becomes available, the Registrant plans to file an amendment that will include the bar chart and average annual total returns table with 2015 calendar year end returns, along with the disclosure in the “Performance” section describing the information in the bar chart and average annual total returns table.

2.	Comment: Please include all ticker symbols on the cover page of the Prospectus and update the series and class identifiers as applicable.

Response: The requested information will be added as applicable in the Rule 485(b) Prospectuses.

3.	Comment: Average Annual Total Returns Table: Please explain supplementally the parenthetical relating to inception date in the row for the benchmark index returns.

Response: As discussed in response to Comment 1, this section will be removed in the Rule 485(b) Prospectuses . However, when performance information is included in a Prospectus in a later filing, each Fund’s benchmark index returns will be included for the 1 year and “Since Inception” columns and the parenthetical will be deleted.

4.	Comment: Average Annual Total Returns Table: Please explain why there are 1 Year and Since Inception figures if the numbers are the same.

Response: Including the Since Inception column is consistent with the Registrant’s presentation of returns where a series of the Registrant has more than one calendar year of returns. In addition, as each Fund gains additional performance history beyond the first year, the Registrant expects the returns in the Since Inception column and other periods shown to diverge because the Since Inception column will cover yearly periods outside of the 1-, 5- and 10-Year periods required by Form N-1A. For example, once a Fund has two calendar years of performance history, the Since Inception column would cover two calendar years of returns while the 1- Year column would show the most recent calendar year of performance. As discussed in response to Comment 1, however, this section will be removed in the Rule 485(b) Prospectuses. Once performance information is included in a Prospectus in a later filing, the Registrant intends to include 1 Year and Since Inception figures for each Fund’s average annual total returns table.

5.	Comment: Pacific FundsSM Small/Mid-Cap - Principal Investment Strategies: Please respond on whether there is an expected allocation between small- and mid-capitalization holdings in the Fund. If so, please provide clarification in disclosure.

Response: The Fund’s sub-adviser has confirmed to the Registrant that there is no current intention to utilize separate small- and mid-cap allocation targets.

6.	Comment: Fees and Expenses: Because the Funds are acquiring the assets of other funds, the Funds should have six months of financial history. As such, please provide the 5 and 10 year expense examples.

Response: At the time of the Rule 485(b) Prospectuses, the Predecessor Funds will have had only one semi-annual report for the period December 31, 2014 through May 31, 2015. This semi-annual report will be incorporated by reference into the Rule 485(b) Prospectuses, but only covers a five month period. As such, as of the date of the Rule 485(b) Prospectuses, the Funds meet the definition of “New Funds” under Instruction 6 of Item 3 to Form N-1A and are not required to include the 5 and 10 year expense examples in the Rule 485(b) Prospectuses.

Debbie D. Skeens, Esq.

December 17, 2015

7.	Comment: Average Annual Total Returns Table/Performance of Comparable Accounts: Please confirm that the fees and expenses as adjusted do not result in higher performance returns for both the Average Annual Total Returns tables in the Summary section and the composite performance section, or supplementally explain the legal basis for adjusting the returns in that manner. Also, please identify the Funds to which this comment applies.

Response: As discussed in response to Comment 1, the average annual total returns table for each Fund will be removed in the Rule 485(b) Prospectuses.

The Registrant’s position below will apply to composite returns disclosed through 2014 in the Rule 485(b) Prospectuses and in subsequent filings once performance information becomes available.

The Registrant notes that in a no-action letter granted to Quest for Value Dual Purpose Fund, Inc. (“Quest for Value”),1 the SEC Staff permitted a fund to show in the prospectus for a new class the performance history of an older class as if it were the performance history of the new class, restated to reflect differences in certain fees and expenses between the classes.2 In Quest for Value, the fees and expenses of the new class were higher than the older class, resulting in lower historical performance after the adjustment. The SEC staff did not take a position with regard to a situation where the newer class would have lower fees and expenses than the older class.

It is the general practice of the Registrant that a new share class of a fund will reflect adjusted historical performance of an older share class for periods prior to the inception of the new class. The Registrant believes that using this approach consistently across its funds avoids potential confusion and complication, particularly where multiple funds (and multiple share classes for each of these funds) are offered in the same prospectus, as is the case with the Funds. The Registrant also believes that disclosure to be included in each Summary section of the Prospectuses will make clear to investors that the performance shown for newer classes prior to their commencement of operations will be adjusted to reflect estimated fees and expenses of the newer classes, and that the performance would have been different had it not been adjusted. A primary goal of the performance presentation is to reflect how investment returns may vary over time, and the Registrant’s presentation achieves this goal. The Registrant believes that adjusting performance only for those classes with higher expense ratios, or omitting performance entirely, would be less meaningful to investors and could be misleading.

When performance information for the average annual total returns tables is disclosed in a Prospectus in a later filing, historical performance in those tables will be adjusted to account for lower fees of a newer class for Advisor Class and Class P shares of Pacific Funds Large-Cap Value and Pacific Funds Small-Cap Growth. For the composite returns information, because the fees and expenses of the Funds are higher than the fees and expenses of the composite accounts, no adjustment has been made to the composite account performance that resulted in higher performance returns.

8.	Comment: Additional Information about Principal Investment Strategies and Risks: In the risk disclosure provided pursuant to Item 9(c) of Form N-1A, and the accompanying summary risk disclosure, please consider including the risk of investing in a new fund as a principal risk. This risk should include, for instance, that a new fund may not grow to a viable size, may cease operations and have higher expenses.

[1]	(Pub. avail. Feb. 28, 1997).

[2]	The position taken by the SEC staff in the Quest for Value no-action letter also was consistent with the position it took in an earlier letter, MassMutual Institutional Funds (pub. avail. Sept. 28, 1995).

Debbie D. Skeens, Esq.

December 17, 2015

Response: In subsequent filings that include performance information, once performance information becomes available, each Fund will assume the performance of the corresponding Predecessor Fund, which commenced operations on December 31, 2014. Accordingly, the Registrant does not believe that the requested risk disclosure is applicable to the Funds.

9.	Comment: Additional Information about Principal Investment Strategies and Risks: The Fund summary disclosure appears to be substantially the same as the non-summarized disclosure pursuant to Item 9(c) of Form N-1A for each Fund. The summary disclosure should be derived from Item 9(c) disclosure pursuant to Form N-1A and thus cannot be substantially the same as the Fund summary disclosure. Please review the sections and revise accordingly.

Response: The requested change will be made.

10.	Comment: Performance: For both the Fund summary performance sections and the composite performance disclosure for each Fund, please confirm supplementally that the Registrant has the records necessary to support the calculation of prior performance as required by Rule 204-2(a)(16) of the Investment Advisers Act of 1940, as amended (“Advisers Act”).

Response: As discussed in response to Comment 1, the performance returns in each Fund summary will not be included in the Rule 485(b) Prospectuses. The Funds’ sub-adviser has represented to the Registrant that it is maintaining appropriate records in accordance with applicable requirements to substantiate the performance calculations in the composite performance disclosure of the Rule 485(b) Prospectuses.

11.	Comment: Performance: In the second paragraph of each Fund summary, please replace the sentence beginning “The Predecessor Fund was managed by the Fund’s sub-adviser…” with the following: “The Fund’s objectives, policies, guidelines and restrictions are substantially the same as those of the Predecessor Fund.”

Response: As discussed in response to Comment 1, this performance disclosure will be removed from the Rule 485(b) Prospectuses. When performance information is included in the Prospectus in a later filing, the requested change will be made.

12.	Comment: Performance: In this same paragraph of each Fund summary, please confirm supplementally, if accurate, that the prior performance information in the Fund summary was calculated in compliance with standardized SEC methodology.

Response: As discussed in response to Comment 1, this performance disclosure will be removed from the Rule 485(b) Prospectuses. However, once the Prospectus is amended to include performance, the performance disclosure will be calculated in compliance with standardized SEC methodology when disclosed in subsequent filings.

13.	Comment: Performance: Please remove the bar chart and Average Annual Total Returns table if a Fund does not have a calendar year of performance.

Response: As discussed in response to Comment 1, the bar chart and Average Annual Total Returns table for each Fund will be removed from the Rule 485(b) Prospectuses.

14.	Comment: Performance: Please explain why all share classes are shown in the Average Annual Total Returns table.

Debbie D. Skeens, Esq.

December 17, 2015

Response: As discussed in response to Comment 1, the Average Annual Total Returns table for each Fund will be removed in the Rule 485(b) Prospectuses. However, the Registrant believes that presenting appropriately adjusted performance information for all share classes provides a more complete picture than omitting performance information for one or more new classes. When performance information is included in a Prospectus in a later filing, the performance information to be shown in a Fund’s subsequently filed Prospectus for each class of the Fund will be the performance information for the Predecessor Fund class that has one full calendar year of performance (e.g., Investor Class for the Rothschild U.S. Large-Cap Value Fund and Institutional Class for the Rothschild U.S. Small-Cap Core Fund), adjusted for the fees and expenses of the applicable class of that Fund.

15.	Comment: Management: In the column “Experience with Fund” where the period of time that each portfolio manager has been a portfolio manager of the Fund is specified, please provide an inception date instead of saying “Since Inception,” especially if the inception dates are for Predecessor Funds.

Response: The disclosure will be amended accordingly.

16.	Comment: General Investment Information: Please delete the first sentence of the second paragraph if not applicable to the Funds.

Response: The sentence will be deleted.

17.	Comment: General Investment Information: Please explain why the third sentence in the third paragraph stating “For example, a new Fund will be permitted to comply with the Name Test Policy within six months after commencing operations” is applicable for the Funds as they will adopt the Predecessor Funds.

Response: It will not be applicable at the time the Funds commence operations as the Funds will have more than six months of financial statements at that time with the adoption of the Predecessor Funds. The sentence will be deleted.

18.	Comment: General Investment Information: Please explain the circumstances under which the Registrant would use a total assets test as described in the second to last sentence of the third paragraph, “Other than for the Name Test Policy, if net assets are not specified, then percentage limits refer to total assets.”

Response: The Registrant would use a total assets test where an investment restriction or policy in the disclosure does not specify a net assets test. For example, each Fund’s test for diversification under the Investment Company Act of 1940, as amended, does not specify “net assets” so the Registrant uses a total assets test in this case.

19.	Comment: General Investment Information: In the fourth paragraph, please explain the tax consequences to shareholders of increased portfolio turnover and how the tax consequences or trading costs associated with tax consequences may affect a Fund’s performance.

Response: The disclosure will be amended accordingly.

20.	Comment: General Investment Information: In the same paragraph, please explain what the Portfolio Optimization Funds are.

Response: The fourth paragraph will be amended accordingly.

Debbie D. Skeens, Esq.

December 17, 2015

21.	Comment: General Investment Information: The last sentence of the same paragraph states: “The portfolio turnover rate excludes the purchase and sale of certain investments, investments made on a shorter-term basis or instruments with a maturity of one year or less at the time of investment. Accordingly, a Fund that uses such instruments may have a higher portfolio turnover rate than as disclosed in its Fund summary.” Please confirm which Funds might actually use these investments and thereby have a higher portfolio turnover rate.

Response: These investments are not applicable to the Funds. As such, these two sentences will be deleted.

22.	Comment: Additional Information about Fund Performance: Please delete the following sentence if you delete bar charts and average annual total return tables from the updated registration statement: “The information presented in the bar charts and the average annual total return tables were prepared assuming reinvestment of dividends and distributions.”

Response: As discussed in response to Comment 1, the bar chart and Average Annual Total Returns table for each Fund will be removed from the Rule 485(b) Prospectuses. As such, the sentence will be deleted.

23.	Comment: Performance of Comparable Accounts: This section should be reviewed and revised for clarity and consistency with the Nicholas-Applegate No-Action Letter from 1996. For instance, please review the phrase “substantially similar” in this section and revise it to “substantially similar in investment objectives, policies and strategies” to a Fund pursuant to the No-Action Letter. In addition, you use the term “investment goals” throughout this section. Because this section is not keyed to a Fund summary prospectus, please replace these references with “investment objectives” pursuant to the No-Action Letter.

Response: The disclosure will be reviewed and revised accordingly.

24.	Comment: Performance of Comparable Accounts: In the second paragraph following the table listing the composites and Funds, delete the following sentence: “Thus, the performance of those accounts may be relevant for a decision to invest in the Funds.”

Response: The sentence will be deleted.

25.	Comment: Performance of Comparable Accounts: In the fifth sentence of the same paragraph, please confirm supplementally precisely why certain accounts are excluded in the same composite as the sentence says Rothschild “may” exclude such accounts. Also, please add disclosure indicating that such exclusion “would not materially affect the performance information or cause the presentation to be misleading.”

Response: The Fund’s sub-adviser has confirmed to the Registrant that the identified categories of accounts, as listed in the Prospectus, “are” excluded from the Composite. The choice of “may” was stylistic, intended to accommodate a situation where a composite does not have such accounts. It was not intended, nor does the Registrant believe it implies, that some accounts falling within the excluded categories would be included while others would be excluded. In response to the comment, however, “may exclude” will be replaced with “excludes” in the Rule 485(b) Prospectuses. In addition, the Registrant observes that the Prospectuses in PEA No. 119 already include the following sentence in the first paragraph of each Fund’s composite section, “Exclusion of these accounts does not materially change the performance numbers shown.” In response to the comment, however, the sentence will be revised in the Rule 485(b) Prospectuses as requested.

Debbie D. Skeens, Esq.

December 17, 2015

26.	Comment: Performance of Comparable Accounts: Because these are private accounts calculated pursuant to Global Investment Performance Standards (“GIPS”), please confirm that the performance is shown net of all actual fees and expenses, not just net of management fees.

Response: The Funds’ sub-adviser has represented to the Registrant that all accounts in each composite for which returns are shown are comprised of institutional separately managed accounts. Pursuant to GIPS Standard 5.A.1.b (Presentation and Reporting – Requirements), composite returns for these accounts may be shown “gross-of-fees” or “net-of-fees.” “Gross-of-fees” returns are defined as net of trading costs only (GIPS Standard 2.A.4 and 2.A.5.a, Calculation Methodology - Requirements). “Net-of-fees” returns are defined as net of trading expenses and the investment management fee only (GIPS Standard 2.A.5.b). Although not required under the GIPS Standards, the Funds’ sub-adviser has provided composite returns for these accounts that are “net-of-fees” as defined under the GIPS Standards.

27.	Comment: Performance of Comparable Accounts: Disclosure about the calculation methodology is included in the “About the Comparable Accounts Presentation” section that applies to all Funds and in each Fund’s composite section. For clarity, please consolidate the performance calculation methodology in one place.

Response: The disclosure regarding the performance calculation methodology will be consolidated as requested in the Rule 485(b) Prospectuses.

28.	Comment: Performance of Comparable Accounts: The last sentence in the paragraph following the composite list states that “Accounts that are included in the composite may not be subject to the limitations…of the 1940 Act or Subchapter M of the IRC….” If they are not subject to these limitations, please specifically state that in the disclosure.

Response: The disclosure will be revised in the Rule 485(b) Prospectuses as requested.

29.	Comment: Performance of Comparable Accounts: In the first full sentence at the top of page 46 in the Advisor Class Prospectus, and in the sentence in this section that states: “Each composite’s total return performance incorporates time-weighted returns and asset-weighted returns in accordance with GIPS®,” please explain what “time-weighted” and “asset-weighted” mean in the disclosure.

Response: The disclosure will be revised in the Rule 485(b) Prospectuses as requested.

30.	Comment: Performance of Comparable Accounts: Each composite must reflect the highest fee charged to any of the accounts in the composite employing the same investment strategy during the performance period shown. If there are any variations in fees in the accounts comprising a composite, then all accounts must reflect the highest fee for purposes of showing composite performance pursuant to J.P. Morgan Investment Management, Inc., SEC No-Action Letter (pub. avail. May 7, 1996). Clarify this concept in the performance disclosure.

Response: The Sub-adviser has represented to the Registrant that the performance information for each composite has been adjusted to reflect the highest fee charged by the sub-adviser for the applicable investment strategy. The Registrant notes that this calculation is consistent with relevant SEC staff guidance, which permits composite performance of accounts by deducting a model fee equal to the highest fee charged to any account employing that strategy during the performance period, provided appropriate accompanying disclosure is included explaining that the performance reflects the deduction of the highest fee charged.3 The requested disclosure will be added in the Rule 485(b) Prospectuses.

31.	Comment: Performance of Comparable Accounts: In the paragraph preceding the composite data, the following sentences are confusing given the caption to the table that these are Annual Returns: “Performance is calculated monthly. Quarterly and annual performance figures are computed by linking monthly returns.” In addition, references to “time-weighted” and “asset-weighted” calculations are already included in the disclosure calculations. Please revise the disclosure.

3 See J.P. Morgan Investment Management, Inc., SEC No-Action Letter (pub. avail. May 7, 1996).

Debbie D. Skeens, Esq.

December 17, 2015

Response: The disclosure will be amended to delete these sentences in the Rule 485(b) Prospectuses.

32.	Comment: Performance of Comparable Accounts: In the same paragraph, please replace the term “separate account composites” with another term as this may be confused with separate account terminology.

Response: The disclosure will be amended accordingly in the Rule 485(b) Prospectuses.

33.	Comment: Performance of Comparable Accounts: In the sentence preceding each composite Annual total returns/Average annual total returns table, please add the concept that the composite also reflects the prior performance of the manager.

Response: The disclosure will be amended accordingly in the Rule 485(b) Prospectuses.

34.	Comment: Performance of Comparable Accounts: Please reflect the sales loads in the composite returns and revise the respective footnotes to each Annual total returns/Average annual total returns table for composite returns.

Response: The disclosure will be amended accordingly in the Rule 485(b) Prospectuses.

35.	Comment: Performance of Comparable Accounts: Please explain and clarify the disclosure in Footnote 5 of each composite’s Annual total returns/Average annual total returns table.

Response: This footnote reflects the fees that have been deducted from the gross returns of the respective composite in basis points. The disclosure will be amended to provide greater clarity in the Rule 485(b) Prospectuses.

36.	Comment: Financial Highlights: Please specify the time period covered by the semi-annual reports.

Response: The disclosure will be amended accordingly in the Rule 485(b) Prospectuses.

Institutional Class and Class P Prospectus:

37.	Comment: Please make conforming changes to this Prospectus.

Response: The Registrant will revise this Prospectus to reflect applicable disclosure changes based on the SEC staff’s comments to the Class A, C, Advisor and Investor Class Prospectus.

38.	Comment: Performance: Please explain supplementally why “Investor Class” is referenced in the Prospectus.

Response: As discussed in response to Comment 1, the bar charts, Average Annual Total Returns tables and the performance disclosure relating to these charts and tables will not be included in the Rule 485(b) Prospectuses. However, the Registrant notes that, when this performance information is included in a Prospectus in a later filing, Investor Class will be referenced in the Performance section for Pacific Funds Large-Cap, Pacific Funds Large-Cap Value, and Pacific Funds Small-Cap Growth because the performance to be shown is that of Investor Class shares of the respective Predecessor Funds.

Debbie D. Skeens, Esq.

December 17, 2015

Statement of Additional Information (“SAI”):

39.	Comment: Investment Restrictions: Please clarify whether the Funds are subject to the 300% asset restriction test on reverse repos.

Response: So confirmed. The Registrant treats reverse repurchase agreements as a form of borrowing, as reflected in its applicable fundamental policy.

40.	Comment: Investment Restrictions: In section (vii), please clarify supplementally that the restriction “With respect to borrowing, pledging, mortgaging or hypothecating its assets, a Fund may only do so with respect to a maximum of one-third of its total assets” must be maintained on an ongoing basis and not just at time of purchase.

Response: So confirmed.

41.	Comment: Management Ownership/Beneficial Ownership of Trustee: The July 1, 2015 and December 31, 2014 dates reflected should be updated to within 30 days of the filing of the registration statement per Items 17(b)(4) and 18 of Form N-1A.

Response: With regard to management ownership information, the Registrant will provide this information as of a date within 30 days of the filing of the registration statement. With regard to Trustee ownership information, the Registrant notes that pursuant to Instruction 1 of Item 17(b)(4) of Form N-1A, this information should be provided as of the end of the most recently completed calendar year. As such, the Registrant believes the existing disclosure as of December 31, 2014 is sufficient.

42.	Comment: Control Persons and Principal Holders of Securities: Please include in this section any disclosure required pursuant to Item 18 of Form N-1A or explain why certain sections pursuant to Item 18 are not disclosed.

Response: The Registrant will include additional disclosure pursuant to Item 18(a) in this section in the next filing. The Registrant believes that all other disclosure required under Item 18 of Form N-1A is appropriately disclosed in the SAI.

43.	Comment: Compensation: If applicable, please disclose certain officers’ compensation pursuant to Item 17(c) of Form N-1A.

Response: No compensation is paid by the Trust to the Trust’s Officers or the Interested Trustee.

44.	Comment: Financial Statements: Please include the file number for the semi-annual report of the Predecessor Funds.

Response: The disclosure will be amended accordingly.

45.	Comment: Please remove the reference to “notes to financial statements” from the SAI.

Response: The requested change will be made.

Part C

46.	Comment: Please include all missing information, including missing exhibits, in an updated filing before the effective date of the registration statement.

Response: The information will be included with the next filing.

Debbie D. Skeens, Esq.

December 17, 2015

47.	Comment: The Predecessor Funds’ returns for calendar year 2015 were omitted from PEA No. 119 because they were not yet available. Please file an amendment to include those returns, in the format required by Form N-1A, once available. In addition, please represent that the Registrant will not accept orders for the purchase of Fund shares until after the closing of the reorganizations with the Predecessor Funds.

Response: The Registrant hereby makes the requested representation and undertakes to file an amendment to include the Predecessor Funds’ returns for calendar year 2015 after they become available.

48.	Comment: Please provide the Tandy Representations that the Registrant customarily makes before the effective date of the post-effective amendment.

Response: The Registrant hereby acknowledges that neither the SEC nor its staff has passed upon the accuracy or adequacy of the above-referenced filing and that the review of this filing by the SEC staff does not relieve the Registrant from its responsibilities for the accuracy and adequacy of the disclosure in this filing nor does it foreclose the SEC from taking any actions with respect to this filing.

If you have any questions or further comments please contact me at (949) 219-3202.

Sincerely,

/s/ Audrey L. Cheng

Audrey L. Cheng

cc:	Robin S. Yonis, Esq., Pacific Life Fund Advisors LLC

Laurene MacElwee, Pacific Life Fund Advisors LLC

Anthony H. Zacharski, Esq., Dechert LLP

Rachael Schwartz, Esq., Paul Hastings LLP